FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 2003

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 2 June 2003.

2.	Press release entitled, “AstraZeneca announces abstract published on ExantaTM (ximelagatran) in the treatment of venous thromboembolism (VTE)”, dated 23 June 2003.

3.	Press release entitled, “AstraZeneca announces settlement with US Government on Zoladex® investigation”, dated 23 June 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	14 July 2003	By: /s/ G H R Musker

Name: G H R Musker
Title: Company Secretary & Solicitor

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 30 May 2003, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 2485 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,710,795,209.

G H R Musker
Company Secretary
2 June 2003

Item 2

Stock Exchange Announcement

ASTRAZENECA ANNOUNCES ABSTRACT PUBLISHED ON

EXANTATM (ximelagatran) IN THE TREATMENT OF VENOUS

THROMBOEMBOLISM (VTE)

AstraZeneca today announced the publication of an abstract, which details the results from the phase III THRIVE Treatment study1 for ExantaTM (ximelagatran), the first of a new class of oral direct thrombin inhibitor (oral DTI). The results of the THRIVE Treatment study will be presented at the XIX Congress of the International Society on Thrombosis and Haemostasis, on Monday 14 July 2003. The abstract is available online at: http://www.isth2003.co.uk/layersite/indexbluelay.html. Top line results include:

  In the study, designed to show non-inferiority2, Exanta was shown to be as effective as the current standard of care, enoxaparin/warfarin, in treatment of acute VTE over six months in order to prevent recurrent VTE events (26 Exanta vs 24 enoxaparin/warfarin, ITT population).
  A favourable trend for Exanta over enoxaparin/warfarin was seen with respect to risk of major bleeding (14 Exanta vs 25 enoxaparin/warfarin, OT population) and mortality (28 Exanta vs 42 enoxaparin/warfarin, ITT population).
  Laboratory blood tests showed transient liver enzyme elevations in 9.8% of patients receiving Exanta, compared with 2% of patients receiving enoxaparin/warfarin. These elevations spontaneously decreased with treatment continuation or discontinuation and, as has been seen in previous studies, were not typically associated with specific clinical symptoms.

THRIVE Treatment, together with THRIVE III, will form the basis for the regulatory submission for Exanta in the treatment and long-term prevention of VTE and contribute to the overall benefit-risk profile for the drug. This submission remains on track to be submitted in Europe in the fourth quarter of this year.

Exanta is the first of a new class of oral anticoagulants called direct thrombin inhibitors (oral DTIs). The drug is currently under phase III investigation and is the first oral anticoagulant to reach late clinical development in more than 50 years – since the development of warfarin.

23 June 2003

Investor Inquiries:

Mina Blair-Robinson, +44 (0) 207 304 5084

Jonathan Hunt, +44 (0) 207 304 5087

- Ends –

Item 3

ASTRAZENECA ANNOUNCES SETTLEMENT WITH U.S. GOVERNMENT

ON ZOLADEX® INVESTIGATION

AstraZeneca today announced the settlement of a multi-year investigation into US sales and marketing practices for Zoladex® (goserelin acetate implant), a treatment for prostate cancer.

Under the terms of the settlement, AstraZeneca Pharmaceuticals LP will admit to having violated the Prescription Drug Marketing Act by providing free samples of Zoladex® to physicians during the period 1993 through 1996, with the understanding that these physicians would bill Medicare for reimbursement. AstraZeneca will also settle, without admitting liability, civil claims involving allegations that the Company provided inducements to physicians to purchase Zoladex® and for improperly setting and reporting its price.

The settlement also provides for a five-year Corporate Integrity Agreement with the Office of Inspector General (OIG) for the Department of Health and Human Services under which AstraZeneca Pharmaceuticals LP is required, among other obligations, to keep in place its current Compliance Program and provide periodic reports to the OIG on the status of compliance activities.

AstraZeneca understands that the government investigation is closed, all outstanding issues related to the investigation are resolved and no indictments of current or former employees are expected.

The total payment associated with the negotiated settlement is $354,900,000. This amount includes funds set aside to cover individual settlement agreements with the states involving related claims. The company previously announced that it set aside $350,000,000 to cover these settlement costs in its 2002 Annual Results and subsequently in the 20-F filing with the U.S. Securities and Exchange Commission.

23  June 2003

Investor Relations:

Mina Blair-Robinson, +44 (0) 207 304 5084

Jonathan Hunt, +44 (0) 207 304 5087

Ed Seage (US IR contact), +1 302 886 4065

- Ends -